                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                               (Amendment No. 4)
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               FORUM GROUP, INC.
                           (Name of Subject Company)

                              FG ACQUISITION CORP.
                          MARRIOTT INTERNATIONAL, INC.
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   349841304
                                ---------------
                     (CUSIP Number of Class of Securities)

           Edward L. Bednarz, Esq.                         Copy to:
            FG Acquisition Corp.                    Jeffrey J. Rosen, Esq.
        Marriott International, Inc.                   O'Melveny & Myers
             10400 Fernwood Road               555 13th Street, N.W., Suite 500W
          Bethesda, Maryland 20817                Washington, D.C. 20004-1109
               (301) 380-9555                            (202) 383-5300
  (Name, Address and Telephone Number of
 Person Authorized to Receive Notices and
   Communications on Behalf of Bidders)

                            February 20 and 21, 1996
                            ------------------------
        Date of Event(s) which require filing Statement on Schedule 13D

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation/1/: $305,194,175          Amount of Filing Fee/2/: $61,039
--------------------------------------------------------------------------------

/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of Common Stock of Forum Group, Inc., (ii) all shares of Common Stock of Forum Group, Inc. issuable pursuant to Stock Options vested as of February 15, 1996, and (iii) all shares of Common Stock of Forum Group, Inc. issuable upon exercise of outstanding warrants (other than warrants which are to be cancelled pursuant to agreements with the holders thereof), in each case at $13.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by FG Acquisition Corp. for such shares.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount previously paid:  $61,039           Filing Party:  FG Acquisition Corp.
                                                                Marriott International, Inc.
      Form or registration no.:  Schedule 14D-1  Date Filed:    February 23, 1996

                        (Continued on following page(s))
                              (Page 1 of 6 pages)

         This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 3 to Schedule 13D (together with the Schedule 14D-1, the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of FG Acquisition Corp., an Indiana corporation (the "Purchaser") and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, without par value (the "Shares"), of Forum Group, Inc. (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 by and among the Company, the Purchaser and Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission (the "Commission") on February 23, 1996, and the Schedule 13D was initially filed with the Commission on February 28, 1996. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, dated February 23, 1996, which is attached as Exhibit
    (a)(9) to the Schedule 14D-1.

         In connection with the foregoing, the Purchaser and Parent are hereby amending and supplementing the Schedule 14D-1 as follows:

    ITEM 7. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 is hereby amended and supplemented by the addition of the following paragraph thereto:

         The Company, Purchaser and Parent have entered into (i) a First Amendment dated as of March 21, 1996, to their Agreement and Irrevocable Proxy dated as of February 15, 1996 with Forum Holdings, L.P. ("Forum Holdings") and (ii) a First Amendment dated as of March 21, 1996, to their Agreement and Irrevocable Proxy dated as of February 15, 1996 with Apollo FG Holdings, L.P. ("Apollo") (such First Amendments, collectively, the "First Amendments"). The First Amendments provide, among other things, that Forum Holdings and Apollo will not, prior to the expiration of the Offer, exercise warrants exercisable by each of them into an aggregate of 700,144 Shares (the "Citicorp Warrants"). After the expiration of the Offer, the Purchaser will purchase the Citicorp Warrants from each of Forum Holdings and Apollo for a purchase price equal to the difference between the amount that each of them would have received had they exercised their respective Citicorp Warrants and tendered the Shares issuable upon exercise thereof in accordance with the Offer and the aggregate exercise price of their respective Citicorp Warrants.

         The Agreement and Irrevocable Proxy dated as of February 15, 1996 with Forum Holdings is attached as Exhibit (c)(2) to the 14D-1. The Agreement and Irrevocable Proxy dated as of February 15, 1996 with Apollo is attached as Exhibit (c)(3) to the 14D-1. The First Amendments relating to the foregoing are filed as Exhibit (c)(8) and (c)(9) to the Schedule 14D-1 and are incorporated herein by reference.


    ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

      Exhibit (c)(8)  First Amendment dated as of March 21, 1996 to Agreement and Irrevocable Proxy dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp., Forum Holdings, L.P. and Forum Group, Inc.

      Exhibit (c)(9)  First Amendment dated as of March 21, 1996 to Agreement and Irrevocable Proxy dated as of February 15, 1996 by and among Marriott International, Inc., FG Acquisition Corp., Apollo FG Partners, L.P. and Forum Group, Inc.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 21, 1996                   FG ACQUISITION CORP.

                                            By: /s/ Edward L. Bednarz
                                            -----------------------------------
                                            Name:  Edward L. Bednarz
                                            Title: Vice President

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 21, 1996                   MARRIOTT INTERNATIONAL, INC.

                                            By: /s/ Joseph Ryan
                                            -----------------------------------
                                            Name:  Joseph Ryan
                                            Title: Executive Vice President

                                 EXHIBIT INDEX


    EXHIBIT NO.         DESCRIPTION
    -----------         -----------

    Exhibit (c)(8)    First Amendment to Agreement and Irrevocable Proxy dated
                      as of March 21, 1996, by and among Marriott International, Inc., FG Acquisition Corp., Forum Holdings, L.P. and Forum
                      Group, Inc.

    Exhibit (c)(9)    First Amendment to Agreement and Irrevocable Proxy dated
                      as of March 21, 1996, by and among Marriott International, Inc., FG Acquisition Corp., Apollo FG Partners, L.P. and
                      Forum Group, Inc.